EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE


Contacts:
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Jack Howarth                  Emer Reynolds                  Sunny Uberoi
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              ELAN ANNOUNCES AGREEMENT WITH KING TO SETTLE LAWSUIT

      Agreement Clears Way for Completion of Sale of Primary Care Franchise

DUBLIN, IRELAND, MAY 20, 2003 -- Elan Corporation, plc (NYSE: ELN) today announced that it has reached an agreement with King Pharmaceuticals, Inc. (NYSE: KG) ("King") to settle the pending lawsuit relating to the previously announced sale of Elan's primary care franchise (principally its rights to Sonata(TM)(zaleplon) and Skelaxin(TM)(metaxalone), related inventory and rights to enhanced formulations of these products) to King. Pursuant to the settlement, Elan and King have agreed to proceed with the primary care transaction on the terms outlined in this news release and suspend their lawsuit pending the closing of the transaction. Effective on the closing, all claims under the lawsuit will be released and the parties will dismiss the lawsuit with prejudice.

Terms of Amended Transaction

o Gross consideration to be paid by King on closing of approximately $750 million, which sum includes the transfer of Sonata and Skelaxin inventory with a value of $40 million and includes product related liabilities for Sonata of approximately $218 million to be assumed by King at closing (assuming a closing date of June 30, 2003).

o Elan will receive an additional $25 million milestone payment on January 2, 2004, contingent on the ongoing patent exclusivity of Skelaxin.


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Elan Announces Agreement with King to Settle Lawsuit


o Elan to receive payments of 5% of net sales of the current formulation of Skelaxin through December 31, 2005 and, thereafter, beginning in 2006 and continuing through December 3, 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of $50 million annually.

o King to deposit $400 million in escrow to be released on the earlier of the closing of the transaction, termination of the revised agreement, subject to certain conditions, and October 24, 2003.

o Elan to receive up to an additional $61 million in milestone payments (comprising up to $86 million in clinical, regulatory and sales milestones less up to $25 million in milestones that Elan is obligated to pay a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events.

o King to offer employment to Elan's primary care employees (approximately 375 employees).

After giving effect to the amended terms of the transaction, the closing of the primary care transaction will result in the following:

o Cumulative consideration received by Elan from asset divestitures of approximately $1.6 billion.

o Total contractual and potential future payments reported at March 31, 2003 have been reduced from approximately $3.1 billion to approximately $2.6 billion, reflecting the elimination of approximately $443 million of contractual and potential future payments related to Sonata and Pharma Operating Ltd. ("Pharma Operating"), a wholly-owned subsidiary of Pharma Marketing Ltd. ("Pharma Marketing").

o Total cash balances at March 31, 2003 increased by approximately $312 million to approximately $1.3 billion, reflecting net cash proceeds from the primary care transaction after giving effect to the elimination of contractual and potential future payments related to Sonata and Pharma Operating and a final payment of $20 million in respect of Sonata payable by Elan to Wyeth.

o Transaction expected to result in a pre-tax gain of approximately $35 million, after taking account of a $200 million charge related to the purchase of royalty rights attaching to Sonata from Pharma Operating, the transfer of related inventory to King and transaction costs.


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Elan Announces Agreement with King to Settle Lawsuit


Kelly Martin, President and Chief Executive Officer said, "The agreement to settle this lawsuit clears the way for us to close the sale of our primary care franchise to King. Moreover, the new, amended agreements enable us to participate in future revenue streams on sales of Skelaxin. The successful resolution of this matter will represent an excellent outcome for Elan and our shareholders."

Martin concluded, "Upon closing, Elan will have exceeded its target of raising $1.5 billion from asset divestitures. We continue to move forward on multiple aspects of our recovery plan, including the advancement or our science and product development, the simplification of our balance sheet and the further adjustment of our operating construct in terms of costs, locations, personnel and strategic focus."

Pharma Marketing

As previously announced on January 30, 2003, Elan and Pharma Operating have agreed that, contingent on closing of the sale of Sonata, Elan expects, on the closing date, to pay Pharma Operating an estimated $200 million ($225 million less royalty payments on all related products paid or due to Pharma Operating from January 1, 2003 to the closing of the sale estimated at $25 million based on a closing date of June 30, 2003) to acquire the Pharma Operating royalty rights with respect to Sonata and the Prialt(TM) product.

In addition, Elan will have an option to purchase Pharma Operating's royalty rights on the Zonegran(TM), Frova(TM) and Zanaflex(TM) products until January 3, 2005, an extension from the earlier option termination date of June 30, 2003. The current purchase option price has been reduced to $110 million plus 15% per annum from the earlier date of the Sonata sale closing or July 1, 2003, less royalty payments made for periods after the Sonata sale closing.


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Elan Announces Agreement with King to Settle Lawsuit


Shareholder Approval and Closing Contingencies

Elan has decided to seek shareholder approval for the amended primary care transaction at a special meeting to be held as soon as practicable. The transaction, which is expected to be completed prior to June 30, 2003, is subject to certain contingencies and other customary closing conditions, including the receipt by Elan of shareholder approval. If the transaction fails to close, except in the event that Elan does not receive shareholder approval, the pending litigation may be reinstated.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the risk that Elan's shareholders will fail to approve the pending sale of its primary care franchise, that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all, or that the parties to the transaction will terminate the transaction prior to closing; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.